UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

voxeljet AG

(Name of Issuer)

American Depository Shares for Ordinary Shares

(Title of Class of Securities)

92912L206

(CUSIP Number)

January 3, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92912L206

1.	Names of Reporting Persons. Anzu Ventures II LLC[1]
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 828,943
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 828,943
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 828,943
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person (See Instructions) IV

[1]

The manager of Anzu Ventures II LLC is Anzu Industrial Capital Partners III GP, LLC, which has three individuals serving as the managers, each of whom shares voting and dispositive control over the voxeljet AG shares with no single person controlling investment or voting decisions with respect to such shares.

Item 1(a) Name of Issuer:

voxelJet AG

Item 1(b) Address of Issuer’s Principal Executive Offices:

Paul-Lenz-Strasse 1a

86316 Friedberg

Germany

Item 2 (a) Name of Person Filing:

Anzu Ventures II LLC

Item 2 (b) Address of Principal Business Office or, if none, Residence:

12610 Race Track Road, Suite 250

Tampa, FL 33626

Item 2 (c) Citizenship:

Florida, United States of America

Item 2 (d) Title of Class of Securities:

American Depository Shares for Ordinary Shares

Item 2 (e) CUSIP Number:

92912L206

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or 240.13d-2(c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

828,943 American Depositary Shares (“ADS”). Each ADS represents one Ordinary Share.

(b) Percent of class:

9.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 828,943 shares

(ii) Shared power to vote or direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 828,943 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5. Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2023

Anzu Ventures II LLC by its manager Anzu Industrial Capital Partners III GP, LLC, itself represented by one of its managers

By:	/s/ Whitney Haring-Smith
Name:	Whitney Haring-Smith
Title:	Manager